COMMENTS RECEIVED ON 06/24/2020

FROM EDWARD BARTZ

FIDELITY RUTLAND SQUARE TRUST II (File Nos. 333-139427 and 811-21991)

Strategic Advisers Large Cap Fund

POST-EFFECTIVE AMENDMENT NOs. 103 & 106

1)

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit a completed fee table and hypothetical expense table when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

2)

“Fund Summary” (prospectus)

“Fee Table”

“Strategic Advisers LLC (Strategic Advisers) has contractually agreed that the fund's maximum aggregate annual management fee will not exceed [__%] of the fund's average daily net assets. In addition, Strategic Advisers has contractually agreed to waive a portion of the fund's management fee in an amount equal to [__%] of the fund's average daily net assets. This arrangement will remain in effect through [______], and neither Strategic Advisers nor any of its affiliates retain the ability to be repaid with respect to this arrangement. Strategic Advisers may not terminate this arrangement without the approval of the Board of Trustees.”

C:

The Staff would like confirmation that the contractual arrangement discussed in the above footnote will remain in effect for one year or more from the effective date of the registration statement. The Staff also requests confirmation that the agreement will be filed as an exhibit to the registration statement.

R:

The arrangement will remain in effect for at least one year from the effective date of the registration statement. We confirm that the Management Fee Waiver Agreement will be filed as an exhibit to the registration statement.

3)

“Fund Summary” (prospectus)

“Fee Table”

“The fund will not incur transaction costs, such as commissions, when it buys and sells shares of affiliated mutual funds but may incur transaction costs when buying or selling non-affiliated funds and other types of securities (including exchange traded funds (ETFs)) directly (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual operating expenses or in the example, affect the fund's performance.”

C:

The Staff requests we disclose that the underlying funds will incur transaction costs.

R:

We believe the disclosure included in the prospectus is consistent with Item 3 of Form N‐1A, which requires that we disclose the relationship between a fund’s transaction costs and a fund’s portfolio turnover rate. The transaction costs of the underlying funds the fund may invest in have no bearing on a fund’s portfolio turnover rate. Accordingly, we have not revised our portfolio turnover disclosure.

4)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of its assets in securities and shares of funds with large market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell 1000® Index or the S&P 500® Index).”

C:

As of May 2020, the market cap of the companies in the Russell 1000 and S&P 500 ranged from $1.4 trillion to $1.6 billion. The Staff requests we explain supplementally why the fund considers a company with a market cap at the bottom of this range to be a large cap company. Is it consistent with industry indices, classifications used by rating organizations, or definitions used in financial publications?

R:

The Staff has indicated that an investment company may use “any reasonable definition” to define a fund’s capitalization range and may consider industry indices for that purpose (Investment Company Names FAQ). The index provider has independently defined the Russell 1000 Index to measure the performance of the highest ranking 1000 stocks in the Russell 3000 Index, which represents approximately 90% of the total market capitalization of that index.  Likewise, the index provider has defined the S&P 500 Index as “the best single gauge of large-cap U.S. equities”.  We believe the fund’s definition of “large market capitalization” is consistent with the index providers’ definitions and is reasonable and consistent with the latitude provided by the Staff in its interpretation of Rule 35d−1.

5)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether the fund will invest in emerging markets securities and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Although the fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of the fund. As a result, the fund believes the current strategy and risk disclosure is appropriate.

6)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Pursuant to an exemptive order granted by the Securities and Exchange Commission (SEC), Strategic Advisers LLC (Strategic Advisers) is permitted, subject to the approval of the Board of Trustees, to enter into new or amended sub-advisory agreements with one or more unaffiliated sub-advisers without obtaining shareholder approval of such agreements. Subject to oversight by the Board of Trustees, Strategic Advisers has the ultimate responsibility to oversee the fund’s sub-advisers and recommend their hiring, termination, and replacement. In the event the Board of Trustees approves a sub-advisory agreement with a new unaffiliated sub-adviser, shareholders will be provided with information about the new sub-adviser and sub-advisory agreement.”

C:

The Staff requests we move the italicized language from the “Principal Investment Strategies” section of the Fund Summary to ”Investment Details” in the Fund Basics section since it is not a principal investment strategy and is not required or permitted in the Fund Summary.

R:

We consider Strategic Advisers’ operation as a “manager of managers” to be directly related to the fund’s utilization of multiple sub‐advisers as part of its principal investment strategies and believe the disclosure of the fund’s principal investment strategies would not be complete if this disclosure were omitted. Accordingly, we have not removed the disclosure from the “Fund Summary” section of the prospectus.

7)

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Normally investing at least 80% of its assets in securities and shares of funds with large market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell 1000® Index or the S&P 500® Index).”

C:

The Staff requests we add small and mid-cap risks for companies in the bottom range of the Russell 1000 and S&P 500, if small and mid-cap investing are principal investment strategies.

R:

The risks associated with small and mid-cap investing are not principal investment risks of the fund. Accordingly, we have not modified disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ”‐ “Stock Market Volatility.”

8)

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser generally classifies funds by reference to a fund's name, policies, or classification by a third-party ranking or ratings organization at the time of investment. Investments in funds whose names, policies or classifications change after purchase continue to be considered subject to the classification at time of investment for purposes of the 80% policy.”

C:

The Staff requests we explain why it is appropriate for the fund to continue to consider an underlying fund as large cap for purposes of the 80% policy if the underlying fund changes its strategy from large cap to small or mid-cap.  Also, will the fund make additional investments after the policies or classifications of the underlying funds change?

R:

The 80% investment requirement applies at the time a fund invests its assets, which, as the

Name Test Rule proposing release notes, is consistent with other investment requirements under the 1940 Act. Therefore, if a security meets the 80% name test requirement at the time of purchase, any subsequent changes in the security will not be considered when determining whether the investment complies with the fund’s investment policies. Additional purchases of a security that was characterized as name test-eligible at the time of initial purchase but that is no longer so characterized would not be counted toward the fund’s 80% name test and, if at the time of the proposed investment the fund no longer met its 80% investment requirement, the fund, as the Name Test Rule requires, would make future investments in a manner that would bring it into Compliance with the 80% requirement.

9)

“Investment Details” (prospectus)

“Other Investment Strategies”

“The fund may also use various techniques, such as buying and selling futures contracts, to increase or decrease its exposure to changing security prices or other factors that affect security values. In addition, the fund may have indirect exposure to derivatives through its investments in underlying funds.”

C:

The Staff requests we confirm that, if derivatives are included in the calculation of the fund’s compliance with its 80% policy, they are valued at their market values.

R:

Although we understand that in appropriate circumstances derivatives may qualify for a fund’s name test, the fund confirms that, at this time, the fund is not expected to count derivatives toward its

80% policy. The fund also confirms that, to the extent that it counts derivatives toward its 80%policy, the fund would value its derivatives positions using their mark to market values.

10)

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff requests we add disclosure to the concentration policy to clarify that the fund will consider the concentration of its underlying investment companies when determining compliance with its concentration policy.

R:

We are not aware of any requirement to disclose this practice under Form N‐1A, but acknowledge that to the extent an underlying fund has adopted a policy to concentrate in a particular industry,

the fund will take such policy into account in connection with any investment in such underlying fund.